Exhibit 99.1

News

Release

For Immediate Release

14 December 2020

VietinBank and Manulife announce exclusive 16-year bancassurance partnership

Ha Noi – Vietnam Joint Stock Commercial Bank for Industry and Trade (“VietinBank”) and Manulife Financial Corporation (“Manulife”) are pleased to announce that an agreement has been signed between VietinBank and Manulife (Vietnam) Limited (“Manulife Vietnam”) to establish an exclusive 16-year bancassurance partnership to better meet the growing financial and insurance needs of the Vietnamese people.

Manulife Vietnam will be the exclusive provider of bancassurance solutions to VietinBank customers in Vietnam soon after regulatory approval is obtained. This partnership will help to grow and further protect the health and wealth of Vietnamese individuals, families and businesses by offering best-in-class insurance, wealth and retirement solutions. As part of the transaction, Manulife Financial Asia Limited will also acquire Aviva Vietnam Limited (“Aviva Vietnam”). The acquisition of Aviva Vietnam will be subject to regulatory approvals. Manulife expects the partnership to be accretive to diluted core earnings per common share1 in 2022 and the impact on the LICAT ratio is expected to be less than 1%.2

Manulife Vietnam is currently Vietnam’s number one life insurer by 2019 annual premium equivalent (APE) sales.3 Having entered Vietnam in 1999 as the first foreign-owned insurer to be granted a license, it now has around 1,000 permanent staff and over 50,000 contracted agents, serving more than one million customers. This new partnership with VietinBank will significantly grow Manulife Vietnam’s distribution capabilities across the country and strengthen Manulife Vietnams’s market leading position in Vietnam.

VietinBank is one of Vietnam’s largest financial institutions, serving more than 14 million customers through a network of over 150 branches and 1,000 transaction offices across 63 cities and provinces in the country. In the first half of 2020, VietinBank was ranked number one in terms of bancassurance sales among state-owned banks in Vietnam.4 VietinBank began its transformation journey in 2014, advancing its digital capabilities, increasing its investment in human resources, and enhancing its customer-centric solutions to be the leading bank in the country. The bank’s strategy in the coming years is focused on diversifying its businesses, including growing its retail banking business and offering more tailored solutions for its customers.

[1]

Diluted core earnings per common share is a Non-GAAP Measure. Please see “Performance and Non-GAAP Measures” in Manulife’s Third Quarter 2020 Management’s Discussion and Analysis and 2019 Management’s Discussion and Analysis for additional information.

[2]	Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company.
[3]

APE sales are Non-GAAP Measures. Please see “Performance and Non-GAAP Measures” in Manulife’s Third Quarter 2020 Management’s Discussion and Analysis and 2019 Management’s Discussion and Analysis for additional information.

[4]	Source: Insurance Association of Vietnam.

Mr Lê Dú’c Tho, Chairman of VietinBank said: “VietinBank and Manulife Vietnam have strengths and ambitions that complement each other – in particular, our strong shared focus on providing customer-centric financial products, services and solutions to Vietnamese individuals, families and businesses. The signing of the agreement is an important milestone that marks our cooperation with Manulife Vietnam. We believe that the relationship between VietinBank and Manulife Vietnam will grow strongly as we progress towards our vision of being the leading and most reputable bank in Vietnam, providing the most comprehensive and effective financial solutions to our customers.”

Roy Gori, Manulife President and CEO, said: “We are extremely pleased to enter into partnership with VietinBank, Vietnam’s leading bank. We share an ambition to accelerate digital transformation to make lives better for millions of people across Vietnam. This partnership increases our market share leadership in Vietnam and capitalizes on our strong position as one of the leading international life insurers in Asia, further progressing our growth trajectory in the region.”

Anil Wadhwani, Manulife Asia’s President and CEO said: “We are very excited to expand our ability to support improved health and retirement outcomes for a rising, more digitally enabled population in Vietnam through this partnership. Vietnam is one of the region’s greatest economic success stories. Partnering with VietinBank means that we have even more opportunities to address the health, protection, savings and investment needs of customers in Vietnam and to make the lives of millions more Vietnamese every day better.”

Manulife Vietnam will work closely with VietinBank to design and offer a full suite of insurance, wealth and retirement products that serve the needs of all key customer groups in Vietnam. These products will be distributed through a professional and well-trained sales force supported by the latest digital tools and processes.

Please refer to

https://www.manulife.com/content/dam/corporate/global/en/documents/news/2020/transaction-summary.pdf for additional information related to this transaction. For this transaction, VietinBank is advised by Credit Suisse and Manulife Vietnam is advised by Morgan Stanley.

About VietinBank

Vietnam Joint Stock Commercial Bank for Industry and Trade (“VietinBank”) is a leading commercial bank that plays an important role and is the mainstay of the Vietnamese banking industry, with a total asset value of more than 55 billion USD. According to the ranking on the international market in 2020, VietinBank is the only Vietnamese bank to be ranked in the Top 300 Most Valuable Bank Brands in the world for two consecutive years according to Brand Finance and nine consecutive years in the Top 2000 World’s Largest Enterprises according to Forbes Global 2000. VietinBank currently has over 24,000 employees with a network operating throughout the territory of Vietnam, including its Head Office in Hanoi and having more than 150 branches, 1,000 transaction offices and a network of subsidiaries operating in different business segments, such as securities, fund management, insurance, money transfer, financial leasing, VietinBank Lao Limited, and two branches in Germany among others. VietinBank has continuously researched and innovated under the mission of being “Customer Oriented – Customer Centric” in order to implement new breakthrough business solutions and provide total solutions for banking and financial services for each customer group. This includes developing digital-first products and services through the use of technology, especially in the payment sector, to meet customer needs. VietinBank will continue to innovate, seize market opportunities, concretize development strategies in accordance with new requirements, and realize the goals in the

10-year development strategy 2021-2030 and with the vision to 2045 of the bank. This includes improving the quality of growth, strongly improving business efficiency with a vision of being the leading and most reputable bank in Vietnam, in regional, modern, multi-functional, according to international standards, in the Top 20 effective banks in Asia Pacific

About Manulife Vietnam

At Manulife Vietnam, we help people protect their loved ones, grow their wealth, improve their health and build a better future. Our digital transformation includes investing heavily in technology that delivers innovative new life insurance services and solutions to the people of Vietnam so they can live every day better. With more than one million customers, over 50,000 advisers, strong distribution partnerships, and a network of 86 offices across the country, Manulife is proud of its 21-year history as the first foreign-owned life insurer in Vietnam. Learn more at www.manulife.com.vn.

About Manulife

Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and wealth and asset management solutions for individuals, groups and institutions. At the end of 2019, we had more than 35,000 employees, over 98,000 agents, and thousands of distribution partners, serving almost 30 million customers. As of September 30, 2020, we had C$1.3 trillion (US$943 billion) in assets under management and administration, and in the previous 12 months we made C$31.2 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 155 years. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong.

Contacts

VietinBank	Manulife

Investor Relations

Secretariat to Board of Directors

and Investor Relations

BOD’s Office

Investor@vietinbank.vn

+84-243-941-3622

Trân Xuân Ngoc

(Capital Market Department)

+84-919-896-686

ngoctx@vietinbank.vn

Augustine Kwan (Media Relations)

+852-6772-8037

augustine_kwan@manulife.com

Sean Pasternak (Media Relations) +1-416-852-2745

sean_pasternak@manulife.com

Manulife Vietnam

Carl Soady (Public Relations)

+84-865-963-079

carl_soady@manulife.com

Eileen Tam (Investor Relations)

+852-9030-5618

eileen_tam@manulife.com

Adrienne O’Neill (Investor Relations) +1-416-926-6997

adrienne_oneill@manulife.com

Phuong Luong (Public Relations)

+84-932-475-005

phuong_luong_ta@manulife.com

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to the expected financial impact of this transaction and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “will”, “expect”, “estimate”, “believe”, “plan”, “objective”, “continue”, and “goal”, (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: our ability to obtain all necessary regulatory approvals to complete the transaction; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the severity, duration and spread of the COVID-19 outbreak, as well as actions that may be taken by governmental authorities to contain COVID-19 or to treat its impact; changes in laws and regulations; changes in accounting standards applicable in Vietnam; changes in regulatory capital requirements applicable in Vietnam; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions or divestitures, and our ability to complete transactions; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in our 3Q20 Management’s Discussion and Analysis under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, under “Risk Management”, “Risk Factors” and “Critical Actuarial and Accounting Policies” in our 2019 Management’s Discussion and Analysis, and in the “Risk Management” note to the Consolidated Financial Statements for the year ended December 31, 2019 as well as elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.